UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

A. M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411101
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,411,059*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,411,059*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,059*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IA

* Consists of 1,411,059 Shares underlying 5.25% Senior Secured Convertible Notes due 2019.

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,411,059*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,411,059*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,059*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON HC

* Consists of 1,411,059 Shares underlying 5.25% Senior Secured Convertible Notes due 2019.

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 18,888 Shares owned directly by Kenneth H. Traub is approximately $121,340, including brokerage commissions.  Such Shares were acquired with Mr. Traub’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 4, 2016, Raging Master entered into a letter agreement (the “W.B. Letter Agreement”) with W.B. & Co. pursuant to which Raging Master agreed to sell, effective on the same date, 4,630,795 Shares at a sale price of $0.10 per Share for an aggregate sale price of $463,079.50. Pursuant to the W.B. Letter Agreement, Kenneth H. Traub and Richard N. Burger resigned from the Board of Directors of the Issuer. The foregoing description of the W.B. Letter Agreement is qualified in its entirety by reference to the W.B. Letter Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Also on November 4, 2016, the Reporting Persons and Allan J. Young, Steven W. Scheinkman and Richard N. Burger entered into a settlement agreement (the “Settlement Agreement”) with the Issuer.  Pursuant to the Settlement Agreement, the Issuer consented to the transactions contemplated by the W.B. Letter Agreement. The Reporting Persons and Messrs. Young, Scheinkman and Burger also agreed to certain standstill and voting restrictions during the period beginning on the date of the Settlement Agreement and ending on the date that is one day after the Issuer’s 2018 annual meeting of stockholders.  The parties also agreed to a mutual release of claims. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 32,642,620 Shares outstanding as of August 3, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

As of the date hereof, by virtue of their relationships with Raging Master, each of Raging Capital and William C. Martin may be deemed to beneficially own 1,411,059 Shares into which the 5.25% Senior Secured Convertible Notes due 2019 (the “New Convertible Notes”) held by Raging Master are convertible assuming such New Convertible Notes were converted into Shares on November 4, 2016, constituting in the aggregate approximately 4.1% of the Shares outstanding.

CUSIP NO. 148411101

As of the date hereof, Kenneth H. Traub directly owned 18,888 Shares, constituting less than 1% of the Shares outstanding.

Each of Raging Capital, Raging Master and Messrs. Martin and Traub, as a member of a “group” with the other for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other.  The filing of this Schedule 13D shall not be deemed an admission that Raging Capital, Raging Master and Messrs. Martin and Traub are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of Raging Capital, Raging Master and Messrs. Martin and Traub specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.  Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)           Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares underlying the New Convertible Notes held by Raging Master.

 Kenneth H. Traub has the sole power to vote and dispose of the 18,888 Shares directly owned by him.

(c)           Except as otherwise set forth in this paragraph, there were no transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 12 to the Schedule 13D.  On November 4, 2016, pursuant to the W.B. Letter Agreement, as defined and described in Item 4, Raging Master sold 4,630,795 Shares at a sale price of $0.10 per Share for an aggregate sale price of $463,079.50.  Effective November 4, 2016, all 53,990 unvested restricted Shares owned by Mr. Traub were forfeited to the Issuer as a result of his departure from the Board of Directors.

(e)           As of November 4, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the W.B. Letter Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Reference is made to the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter Agreement by and between Raging Capital Master Fund, Ltd. and W.B. & Co., dated November 4, 2016.

99.2
Settlement Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC, William C. Martin, Kenneth H. Traub, Allan J. Young, Steven W. Scheinkman, Richard N. Burger and A. M. Castle & Co., dated November 4, 2016.

CUSIP NO. 148411101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2016	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch, as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub